David E. Coffey C.P.A.

6767 West Tropicana Suite 216

Las Vegas, NV 89103

Capstone International Corporation

Surrey, B.C. Canada

    This letter will acknowledge my agreement to include to or refer to the financial statements which I have audited for the cumulative period ended March 31, 2003, in the filing of the 10-Q with the Securities and Exchange Commission.

Sincerely,

/s/ David E. Coffey

May 20, 2003